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                                                       RULE NO. 424(b)(3)
                                                       REGISTRATION NO. 33-60403

                              COMFORCE CORPORATION

                       SUPPLEMENT DATED MARCH 6, 1997 TO
                       PROSPECTUS DATED FEBRUARY 18, 1997


COMPLETION OF RHO ACQUISITION

          On February 28, 1997, the Company, through its subsidiary COMFORCE Technical Services, Inc., purchased all of the stock of RHO Company Incorporated ("RHO") for $14.8 million payable in cash, plus a contingent payout to be paid over two or three years based on future earnings of RHO payable in stock in an aggregate amount not to exceed $3.3 million. The maximum amount of the contingent payout in any year cannot exceed $1.67 million, which, if earned in full, would bring the total purchase price to $18.1 million. The total number of shares issuable as contingent payouts is equal to the quotient of $3.3 million and the average value of the Common Stock for the 20 consecutive business days ending three business days prior to the closing of the RHO acquisition.

          The acquisition was completed under the terms of definitive agreements entered into by the parties in November 1996. The cash portion of the purchase price paid at closing, $13.8 million, was principally funded through the Company's offering of convertible debentures as described below under "Sale of Convertible Debentures." RHO provides specialists for its customers primarily in the technical services and IT sectors. The acquisition of RHO adds nine branch offices.

MANAGEMENT

          New Directorships. On February 26, 1997, the Company's Board of Directors amended its Bylaws to increase the number of directors to seven from four and elected James L. Paterek and Christopher P. Franco to fill two of the vacancies. The Company is currently considering candidates to fill the remaining vacancy. This vacancy will be filled by a non-employee director, which will result in outside directors constituting a majority of the Board.

          Election of Officers. On February 26, 1997, the Company's Board of Directors elected James L. Paterek to the position of Chairman of the Board and Christopher P. Franco to the position of Chief Executive Officer. Mr. Paterek had previously served as a consultant to the Company and Mr. Franco had served as the Company's Executive Vice President. Michael Ferrentino continues to serve as the Company's President.

          Management Table. Set forth below is information concerning each director and executive officer of the Company effective following the actions taken by the Board on February 26, 1997:

Name                     Age                        Position
James L. Paterek          35  Chairman of the Board
Christopher P. Franco     37  Chief Executive Officer, Secretary and Director
Michael Ferrentino        34  President and Director
Dr. Glen Miller           59  Director
Keith Goldberg            33  Director
Richard Barber            36  Director
Paul J. Grillo            44  Vice President - Finance and Chief Financial Officer
Andrew Reiben             32  Chief Accounting Officer and Corporate Controller

SALE OF CONVERTIBLE DEBENTURES

          The Debentures. Commencing in February 1997, the Company offered its Subordinated Convertible Debentures ("Debentures") to certain institutional investors and, from February 28 to March 6, 1997, the Company sold Debentures in the principal amount of $17.0 million. The Debentures bear interest at the rate of 8% per annum
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during the 180 day period following Closing (as defined below) and thereafter at the rate of 10% per annum continuing until fully paid or converted. Interest on the Debentures is payable quarterly in cash or in Common Stock of the Company, at the Company's option. The Debentures may be redeemed by the Company at any time from and after the date of issuance, in whole or in part, within 360 days after any disbursement to the Company of net proceeds from the sale of Debentures (each a "Closing"), at a redemption price equal to the sum of (i) the principal amount thereof, (ii) all accrued, unpaid interest thereon and (iii) premiums ranging from 5% (for Debentures redeemed within 60 days after Closing) to 25% (for Debentures redeemed between 181 and 360 days after Closing).

          The Series F Debentures. The Company has also offered to repurchase all outstanding shares of its Series F Convertible Preferred Stock ("Series F Preferred Stock") by issuing additional debentures ("Series F Debentures") in the original principal amount of 115% of the liquidation value of the Series F Preferred Stock to the holders thereof (the "Series F Holders") in exchange for the Series F Preferred Stock. The Series F Debentures received by the Series F Holders may be redeemed by the Company, at any time from and after the Closing, in whole or in part, at a redemption price equal to the redemption price for the Debentures, except that the redemption premium is 50% of the Debenture premium for redemptions effected through 90 days after Closing.

          Conversion. The Debentures and the Series F Debentures may be converted, in whole or in part, at the option of the respective holder thereof (each a "Buyer") beginning 181 days following the Closing. The Company has the option to make the requested conversion in either cash or in shares of the Company's Common Stock, or in any combination thereof. Cash conversions are payable at 125% of face value (plus accrued interest). Stock conversions are payable at 100% of face value (plus accrued interest) in Common Stock valued at 75% of the average closing bid price for the five trading days ending on the trading day before the conversion. Any portion of any Debenture or Series F Debenture which remains outstanding on the 360th day following the Closing will be automatically converted to cash or shares of Common Stock, or any combination thereof, as determined by the Company. Under certain circumstances, the aggregate number of shares of Common Stock issuable upon exercise of the Warrants and the Additional Warrants (described below under "--Warrants") or upon conversion of the Debentures or the Series F Debentures is limited, which could require that the Company effect certain conversion through cash payments.

          Warrants. From February 28 to March 6, 1997, the Company issued warrants ("Warrants") to purchase 340,000 shares of its Company's Common Stock to the Buyers, which Warrants are exercisable as follows: (a) Warrants to purchase 68,000 shares become exercisable beginning 6 months after Closing and ending three years thereafter; (b) if the Debentures or the Series F Debentures are not redeemed within 60 days after Closing, Warrants to purchase 68,000 shares become exercisable beginning 6 months after Closing and ending three years thereafter; (c) if the Debentures or the Series F Debentures are not redeemed within 90 days after Closing, Warrants to purchase 68,000 shares become exercisable beginning 6 months after Closing and ending three years thereafter;
(d) if the Debentures or the Series F Debentures are not redeemed within 120 days after Closing, Warrants to purchase 68,000 shares become exercisable beginning 6 months after Closing and ending three years thereafter; and (e) if the Debentures or the Series F Debentures are not redeemed within 150 days after Closing, Warrants to purchase 68,000 shares become exercisable beginning 6 months after Closing and ending three years thereafter. The exercise price of the Warrants ranges from $7.45 to $7.65 per share, which is equal to the average closing bid price of the Company's Common Stock for the five-day trading period ending on the day prior to each Closing.

          The Company is also required to issue additional warrants ("Additional Warrants") to purchase 340,000 shares of the Company's Common Stock to the Buyers, which Additional Warrants become exercisable to the extent that Debentures or Series F Debentures are not redeemed within 180 days following Closing, beginning on the later of (i) the date the Replacement Debentures are required to be issued or (ii) the effective date of the registration statement described below under "--Registration" and ending three years thereafter. The Additional Warrants will have an exercise price equal to the average closing bid price of the Company's Common Stock over the five-day trading period ending 179 days after the Closing. The number of Warrants and Additional Warrants issuable will be increased to the extent the Series F Holders accept the Company's offer to exchange their shares of Series F Preferred Stock for Series F Debentures.
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          Registration.  The Company is required to cause the shares issuable upon conversion of the Debentures or Series F Debentures (or payable as interest thereon) or upon the exercise of the Warrants and Additional Warrants to be registered for resale under a registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933 within six months after Closing.

DESCRIPTION OF THE COMPANY'S SECURITIES -- MODIFICATION OF PAYMENT RIGHTS

          As described under "Description of the Company's Securities--Warrants and Payment Rights," in connection with the recent private placement of shares of its Common Stock, the Company granted certain payment rights. In December 1996, the Company sold 460,000 shares of its Common Stock, together with a related payment right, for $3.5 million. This payment right requires the Company to make a payment to the investors in either cash or Common Stock, at the Company's option, equal to the amount, if any, by which $10.00 per share exceeds the average closing bid price for the five trading days prior to a specified payment date (not later than May 1, 1997).

          In addition, in December 1996, the Company sold 350,000 shares of its Common Stock, together with a related payment right, for $3.5 million. This payment right requires the Company to make a payment to the investors in either cash or Common Stock, at the Company's option, equal to the amount, if any, by which $12.05 per share exceeds the average closing bid price for the five trading days prior to a specified payment date (not later than May 1, 1997). In lieu of this amount, a payment of $2.05 per share will be payable if, among other things, as of May 1, 1997, such average trading price is between $10.00 and $15.00 and the Company's daily trading volume does not meet specified levels.

          On February 27, 1997, the Company agreed to modify these payment rights by changing the specified payment date from May 1, 1997 to April 1, 1997. In addition, the Company granted to the holders of the 460,000 shares put options which permit the holders to require the Company to repurchase 115,000 shares on each of April 28, 1997, May 28, 1997, June 27, 1997 and July 27, 1997, in cash, at a repurchase price of $10.00 per share (subject to adjustment to give effect to any consideration received by the holders through the payment rights described above).

          See also "Sale of Convertible Debentures" for a description of the Debentures, Series F Debentures, Warrants and Additional Warrants issued by the Company.